UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                        For the month of _November, 2004

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.

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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports
under cover of Form 20-F or Form 40-F:    Form 20-F X      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of
1934. Yes ___    No X


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Documents Furnished By the Registrant

1. Press Release of the Registrant dated November 26, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            GRUPO IUSACELL, S.A. DE C.V.

Date: November 26, 2004                     /s/ Fernando Cabrera
                                            ------------------------------------
                                            Name:  Fernando Cabrera
                                            Title: Attorney in fact

                                            /s/ Jose Luis Riera
                                            ------------------------------------
                                            Name:  Jose Luis Riera
                                            Title: Attorney in fact

[LOGO] IUSACELL                                                 [Letterhead]

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Iusacell
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Mexico City, November 26, 2004 - Grupo Iusacell, S.A. de C.V. [BMV and NYSE:
CEL] announced today that its Board of Directors approved the appointment of a new independent auditing firm.

After more than 7 years of continuous service by PricewaterhouseCoopers' Mexico City office, the Company's Auditing Committee considered it appropriate, in light of recent developments in international corporate governance that encourage periodic rotation of independent auditing firms of public companies, to review the need for a change in the Company's independent auditors. After a thorough survey and analysis of the Company's alternatives, the Auditing Committee unanimously proposed to the Board of Directors that Freyssinier Morin, S.C. a member of Moores Rowland International be appointed to replace PricewaterhouseCoopers as independent auditors of Grupo Iusacell and its subsidiaries beginning with fiscal year 2004.

The Auditing Committee and Board of Directors expect that the appointment of Freyssinier Morin will result in a healthy change in the Company's auditing practices, among other benefits. Freyssinier Morin is based in Mexico and has around 30 offices nationwide.

Grupo Iusacell and its Board of Directors wish to thank PricewaterhouseCoopers, especially Javier Soni, its head partner in Mexico, for the invaluable services that they have provided to the Company over the past years.

                             **********************

About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

Legal Disclaimer

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.